Exhibit No. 11
ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	Year Ended December 31,
	2010	2009	2008
Basic earnings per share
Net earnings	$11.0	$77.7	$81.0
Net earnings allocated to non-vested share awards	—	(0.4)	(0.6)

Net earnings attributable to common shares	$11.0	$77.3	$80.4

Basic weighted average number of common shares outstanding	57.7	56.8	56.4

Basic earnings per share	$0.19	$1.36	$1.42

Diluted earnings per share

Net earnings	$11.0	$77.7	$81.0
Net earnings allocated to non-vested share awards	—	(0.4)	(0.6)

Net earnings attributable to common shares	$11.0	$77.3	$80.4

Basic weighted average number of common shares outstanding	57.7	56.8	56.4
Weighted average number of common shares issuable under stock option or unvested stock grants	0.5	0.2	—

Diluted weighted average number of common shares outstanding	58.2	57.0	56.4

Diluted earnings per share	$0.19	$1.36	$1.42